Exhibit 3.1

AMENDMENT TO THE AMENDED AND RESTATED BYLAWS

OF

DFC Global Corp.

The Amended and Restated Bylaws (the “Bylaws”) of DFC Global Corp., a Delaware corporation, are hereby amended, effective as of April 1, 2014, as follows:

The following new Section 7 is added to Article VIII:

Section 7. Forum for Adjudication of Disputes. Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for: (i) any derivative action or proceeding brought on behalf of the Corporation; (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation’s stockholders; (iii) any action asserting a claim against the Corporation or any director, officer or other employee of the Corporation arising pursuant to the Delaware General Corporation Law, the Certificate of Incorporation or the Bylaws of the Corporation; or (iv) any action asserting a claim governed by the internal affairs doctrine, except as to each of (i) through (iv) above, for any claim (A) as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), (B) which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or (C) for which the Court of Chancery does not have subject matter jurisdiction; provided, that, if and only if the Court of Chancery of the State of Delaware dismisses any such action for lack of jurisdiction, such action may be brought in another state court sitting in the State of Delaware or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware. If any provision or provisions of this Section 7 shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Section 7 (including, without limitation, each portion of any sentence of this Section 7 containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

Except as herein amended, the provisions of the Bylaws shall remain in full force and effect.